

August 2, 2013

Via Facsimile
Alton D. Heckaman, Jr.
Chief Financial Officer
Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, TX 77060

> **Re:** **Swift Energy Company**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-08754**

Dear Mr. Heckaman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Business and Properties, page 4

Domestic Proved Undeveloped Reserves, page 9

1.  We note you provide disclosure on page 11 indicating the year that certain volumes, comprising your proved undeveloped reserves as of December 31, 2012, were added. For the purposes of determining the five year period for development to occur in estimating proved undeveloped reserves, Item 1203(d) of Regulation S-K requires that you use the date of the initial disclosure as the starting reference date. Please tell us and disclose the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2012 will not be developed within five years since your initial disclosure of these reserves. Refer to Rule 4-10(a)(31) of Regulation S-X and Question 131.03 in the

Compliance and Disclosure Interpretations issued May 16, 2013 in formulating your response.

2.   The disclosure on page 11 of the various changes in proved undeveloped reserve quantities does not appear to be sufficient to allow a full reconciliation of the overall change in your proved undeveloped reserves as of December 31, 2012.  Please revise your disclosure to include the net amounts relating to all of the material changes during the year as required by Item 1203(b) of Regulation S-K.

3.   Based on our analysis of the information disclosed your 2012, 2011 and 2010 filings on Form 10-K, it appears that the annualized rate of converting your proved undeveloped reserves has declined to 7% in 2012 compared to 17% in 2011 and 10% in 2010.  Please tell us and disclose why the conversion of your proved undeveloped reserves has been delayed and clarify your plans to ensure all of the proved undeveloped reserves as of December 31, 2012 will be developed within five years of their initial disclosure.

Oil and Gas Acreage, page 12

4.   The disclosure on page 12 indicates that a material amount of the Company's net undeveloped acreage will expire in 2013, 2014 and 2015.  Please tell us the net amounts by product of your December 31, 2012 proved undeveloped reserves assigned to locations on acreage scheduled to expire in 2013, 2014 and 2015.  Also tell us if all such proved undeveloped locations are included in a development plan adopted by management as of December 31, 2012 indicating that these locations are scheduled to be drilled prior to lease expiration.

Consolidated Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 50

Supplementary Information, page 67

Supplementary Reserves Information, page 68

5.   Please revise to separately present proved undeveloped reserves as of the beginning and end of the year as required by FASB ASC 932-235-50-4.

Standardized Measure of Discounted Future Net Cash Flows, page 69

6.   Disclosure on page 69 of your filing indicates that your standardized measure of discounted future net cash flows as of December 31, 2012 was $1,871 million.  This amount appears to be less than the net carrying value of your oil and gas properties, as reported on your consolidated balance sheet as of December 31, 2012.  Send us a summary of your ceiling test calculations as of December 31, 2012.  Where applicable,

reconcile amounts used in the calculation to your balance sheet or standardized measure, as appropriate.

Exhibit 99.1

7.    As part of the disclosure of the primary economic assumptions under Item 1202(a)(8)(v) of Regulation S-K, please obtain and file an amended reserve report that includes the reference point or pricing hub corresponding to the 2012 first-day-of-the-month benchmark prices for oil of $95.05 per barrel and $2.859 per million British thermal units for gas.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.  Please contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments.

Sincerely,

/s/ Ethan Horowitz *for*

W. Bradshaw Skinner
Senior Assistant Chief Accountant